Exhibit 99.1

AMC NETWORKS INC. TO ACQUIRE RLJ ENTERTAINMENT, INC.

•	$6.25 Per Share of RLJ Entertainment Common Stock Represents 61% Premium to the Closing Price Immediately Prior to AMC Networks’ February 26, 2018 Merger Proposal

•	Upon completion of the Merger, RLJ Entertainment Will Become an Indirect Subsidiary of AMC Networks, with a Minority Stake Held by Robert L. Johnson

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RLJ Entertainment’s Commercial-Free Subscription Video Services Acorn TV and UMC (Urban Movie Channel) Have Considerable Momentum, with Combined Subscribers Surpassing 800,000, an Increase of 45% from a Year Ago, as Disclosed in the Company’s Press Release on June 13, 2018, Driven by Loyal and Passionate Fans

NEW YORK, NY, July 30, 2018 — AMC Networks Inc. (NASDAQ: AMCX), a Delaware corporation (“AMC Networks”), and RLJ Entertainment, Inc. (NASDAQ: RLJE), a Nevada corporation (“RLJ Entertainment” or the “Company”) today announced that they have entered into a definitive agreement for AMC Networks to acquire RLJ Entertainment in a going-private merger. The aggregate enterprise transaction value is approximately $274 million, and pursuant to the merger agreement, AMC Networks will pay, in cash, an aggregate of approximately $65 million to holders of RLJ Entertainment’s outstanding common stock, preferred stock and warrants not currently owned by AMC Networks, Robert L. Johnson and their respective affiliates. Upon completion of the merger, RLJ Entertainment will become an indirect subsidiary of AMC Networks, with Mr. Johnson and his affiliates owning a stake of 17%.

Josh Sapan, President and CEO of AMC Networks said, “Bob Johnson is a legend for good reasons that we are the beneficiaries of. His management team is extraordinary, having successfully transitioned Acorn TV from a home video and DVD business to a leading direct-to-consumer subscription service, and growing both Acorn TV and UMC in a competitive environment, by offering excellent, sought-after content and creating strong brands. In addition, RLJ Entertainment’s majority stake in the Agatha Christie library—a content brand which remains one of the most popular and venerable—provides AMC Networks with valuable IP opportunities.”

Added Sapan: “This acquisition furthers AMC Networks’ digital strategy by meaningfully accelerating our interests in direct-to-consumer ad-free subscription services that we own and control, in addition to providing us with access to strong IP as we continue to diversify our revenue opportunities, placing AMC Networks in a stronger position over the long term.”

Scott R. Royster, RLJ Entertainment’s lead independent director and a member of RLJ Entertainment’s Special Committee of the Board established to evaluate, negotiate and determine whether to approve AMC’s going-private proposal, remarked: “Our mission during the transaction process was to carefully evaluate AMC’s proposal and negotiate the best price and overall deal terms attainable for the Company’s non-affiliate common stockholders. The going-private transaction with AMC provides stockholders with immediate liquidity, and the merger price represents a substantial premium to the Company’s unaffected stock price.”

Robert L. Johnson, RLJ Entertainment’s Founder and Chairman, stated, “I fully support AMC Networks’ acquisition of RLJ Entertainment. I commend the Special Committee for negotiating the transaction for our public stockholders.”

RLJ Entertainment is a premium digital channel company which serves distinct audiences primarily through its OTT branded channels, Acorn TV, known for its high-quality British and international content, and UMC (Urban Movie Channel), the first subscription video-on-demand service created for African American and urban audiences. The business has considerable momentum having recently announced that combined subscribers to Acorn TV and UMC have surpassed 800,000, an increase of over 100,000 subscribers from December 31, 2017, and representing an increase of 45% from a year ago. Earlier this year, Acorn TV and UMC launched on Comcast’s Xfinity TV platform and are accessible On Demand and on the go via the Xfinity Stream app and portal.

RLJ Entertainment also has a controlling interest in Agatha Christie Limited, providing the company with extensive IP licensing opportunities. Agatha Christie’s work remains exceptionally popular, as reflected by last year’s box office success of 21st Century Fox’s Kenneth Branagh-directed adaptation of “Murder on the Orient Express,” which grossed more than $350 million in worldwide box office, and the studio’s forthcoming “Death on the Nile” sequel, as well as Amazon’s recent multi-show deal with Agatha Christie Productions for seven dramas based on the author’s works.

In the merger, RLJ Entertainment’s outstanding common stock (other than shares owned by Mr. Johnson, AMC Networks and their respective affiliates) will be converted into the right to receive $6.25 per share in cash, without interest; the holders of the Company’s outstanding preferred stock (other than affiliates of AMC Networks) will be offered the opportunity to elect to receive $7.8125 in cash for each underlying “as converted” share of Company common stock in accordance with the terms of such preferred stock; and the holders of warrants (other than Mr. Johnson, AMC Networks and their respective affiliates) will be paid the excess of the $6.25 per share merger consideration over the per share exercise price of their warrants. In accordance with its terms, holders of preferred stock who decline to accept the $7.8125 cash offer for their shares will be entitled to receive for each share of preferred stock a new share of preferred stock to be issued by the Company after the merger.

Concurrently with the execution of the merger agreement, Mr. Johnson and his affiliates have entered into a voting and transaction support agreement with AMC Networks and Digital Entertainment Holdings LLC, a wholly owned subsidiary of AMC Networks (“DEH”), whereby Mr. Johnson and his affiliates have agreed to vote, at a special meeting of the Company’s stockholders, all of their shares of the Company’s common stock “for” the approval of the merger agreement and the merger. Mr. Johnson and his affiliates currently own approximately 43.7% of the Company’s outstanding common stock. AMC Networks has also entered into separate arrangements with Mr. Johnson related to the contribution of his RLJ Entertainment securities to DEH immediately prior to the closing of the transaction at the $6.25 per share merger consideration and governance matters following the closing of the transaction.

Prior to the effective time of the merger, DEH intends to exercise, in full, all warrants to purchase Company common stock that it currently owns in exchange for debt owed by the Company to DEH. Immediately following such exercise, AMC Networks will beneficially own at least 50.1% of the Company’s then-outstanding shares of common stock on a fully diluted basis. AMC Networks, through DEH, currently owns approximately 30.1% of the Company’s outstanding common stock.

The transaction has been approved by a special committee of the Company’s independent directors (the “Special Committee”). Following AMC Network’s initial $4.25 merger proposal announced on February 26, 2018, the Special Committee was constituted by the Company’s Board of Directors with the plenary authority of the full Board to evaluate, on behalf of the non-affiliate holders of the Company’s common stock, and to definitively approve or disapprove, AMC Network’s proposal. Having evaluated, structured, negotiated and documented with AMC Networks the terms of the current transaction, the Special Committee, in consultation with its legal and financial advisors, has determined that the merger agreement, the merger and the transactions contemplated thereby, are advisable, fair to and in the best interest of the non-affiliate holders of the Company’s outstanding common stock.

Consummation of the merger is subject to customary closing conditions, including the approval of the merger agreement by a vote of the majority of the outstanding shares of RLJ Entertainment common stock as of the record date for a special meeting of the Company’s common stockholders that will be held to consider and vote on the transaction. The parties expect the transaction to close during Q4 2018.

The deal price represents an approximately 61% premium to the closing price of RLJ Entertainment’s common stock on Friday, February 23, the Nasdaq trading day immediately prior to AMC Networks’ February 26, 2018 proposal, and an approximately 219% premium to the closing price of RLJ Entertainment’s common stock on the Nasdaq trading day prior to the announcement of AMC Networks’ initial investment in RLJ Entertainment on August 22, 2016.

In October 2016, AMC Networks and RLJE Entertainment formed a strategic partnership pursuant to which AMC Networks invested $65 million in RLJ Entertainment in the form of loans (which loans have subsequently been increased to an aggregate of $78 million) and AMC Networks received warrants which, if fully exercised, would provide AMC Networks with at least 50.1% of the outstanding RLJ Entertainment common stock on a fully diluted basis.

Transaction Advisors

Citigroup Global Markets Inc. acted as financial advisor and Sullivan & Cromwell LLP acted as legal counsel to AMC Networks in connection with the transaction.

Allen & Company LLC acted as financial advisor and Greenberg Traurig, LLP acted as legal counsel to the Special Committee in connection with the transaction.

About AMC Networks Inc.

AMC Networks (NASDAQ: AMCX) owns and operates several of cable television’s most recognized brands delivering high quality content to audiences and a valuable platform to distributors and advertisers. AMC Networks manages its business through two operating segments: (i) National Networks, which principally includes AMC, WE tv, BBC AMERICA, IFC and SundanceTV; and AMC Studios, AMC Networks’ television production business; and (ii) International and Other, which principally includes AMC Networks International, AMC Networks’ international programming business; IFC Films, AMC Networks’ independent film distribution business; and AMC Networks’ owned subscription streaming services, Sundance Now and Shudder. For more information on AMC Networks, please visit its website at http://www.amcnetworks.com.

About RLJ Entertainment

RLJ Entertainment, Inc. (NASDAQ: RLJE) is a premium digital channel company serving distinct audiences primarily through its popular OTT branded channels, Acorn TV (British TV) and UMC (Urban Movie Channel), which have rapidly grown through development, acquisition, and distribution of its exclusive rights to a large library of international and British dramas, independent feature films and urban content. RLJE’s titles are also distributed in multiple formats including broadcast and pay television, theatrical and non-theatrical, DVD, Blu-ray, and a variety of digital distribution models (including EST, VOD, SVOD and AVOD) in North America, the United Kingdom, and Australia. Additionally, through Acorn Media Enterprises, its UK development arm, RLJE co-produces and develops new programs and owns 64% of Agatha Christie Limited. For more information, please visit RLJEntertainment.com, Acorn.tv, and UMC.tv.

AMC Networks Contacts

Investor Relations	Corporate Communications
Seth Zaslow (646) 273-3766	Georgia Juvelis (917) 542-6390
seth.zaslow@amcnetworks.com	georgia.juvelis@amcnetworks.com

RLJ Entertainment Contacts

Investors	Media
Jody Burfening/Carolyn Capaccio, 212-838-3777	Traci Otey Blunt (301) 830-6204
LHA	RLJ Entertainment, Inc.
ir@rljentertainment.com	tblunt@rljentertainment.com

Additional Information About the Transaction and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transaction for AMC Networks to acquire RLJ Entertainment. In connection with this proposed transaction, AMC Networks will file relevant materials with the SEC, including amended Schedule 13D filings and a transaction statement on Schedule 13E-3 with respect to RLJ Entertainment. RLJ Entertainment will file relevant materials with the SEC, including a proxy statement on Schedule 14A. STOCKHOLDERS OF RLJ ENTERTAINMENT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AMC NETWORKS’ TRANSACTION STATEMENT AND RLJ ENTERTAINMENT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and RLJ Entertainment’s stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from RLJ Entertainment. Such documents are not currently available.

Participants in Solicitation

AMC Networks and its directors and executive officers, and RLJ Entertainment and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of RLJ Entertainment common stock in respect of the proposed transaction. Information about the directors and executive officers of AMC Networks is set forth in the proxy statement for AMC Network’s

2018 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2018. Information about the directors and executive officers of RLJ Entertainment is set forth in the proxy statement for RLJ Entertainment’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on June 23, 2017. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that any such forward-looking statements are not guarantees of future performance, results or events and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of AMC Networks, RLJ Entertainment and their respective business, operations, financial condition and the industries in which they operate, the risk that the proposed transaction between AMC Networks and RLJ Entertainment may not be consummated, and the factors described in the companies’ respective filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. AMC Networks and RLJ Entertainment each disclaim any obligation to update any forward-looking statements contained herein.

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